Exhibit 99.2

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Description

This material change report and the information below are provided in accordance with Section 5.2 of Regulation 61-101 on measures to protect minority holders during specific transactions (“Regulation 61-101”) and within the meaning of Policy 5.9 of the Stock Exchange - Measures to protect minority holders during specific transactions.

(a)	Description of the Transaction and its material terms

One of the Corporation’s current shareholders, Pallinghurst Graphite International Limited (“Pallinghurst”), has converted the full outstanding principal amount of its secured convertible bond in the principal amount of C$15 million (the “Convertible Bond”) to common shares (the “Common Shares”) of the Corporation (the “Transaction”).

The Convertible Bond was converted in two tranches: 1,875,000 Common Shares were issued to Pallinghurst upon conversion of the first tranche and distributed by Pallinghurst to its investors, which include Messrs. Arne H Frandsen and Andrew Willis, who are directors of the Corporation. 5,625,000 Common Shares were subsequently issued to Pallinghurst upon conversion of the second tranche.

In addition, and pursuant to the terms of the Convertible Bond, the Corporation has elected to pay the accrued and unpaid interest owing under the Convertible Bond of C$1,900,463 by issuing an additional 220,471 Common Shares of the share capital of the Corporation (the “Interest Shares”) at a price of C$8.62 per Interest Share, in accordance with the rules of the TSX Venture Exchange. Following the issuance of the Interest Shares, all amounts payable pursuant to the Convertible Bond will have been settled in full.

The issuance of Interest Shares has been approved by the TSX Venture Exchange and the New York Stock Exchange, and will be subject to a hold period of 4 months and one day.

(b)	Purpose and business reasons for the Transaction

The Corporation expects the release and discharge of mortgage security related to the Convertible Bond will provide the Corporation with increased flexibility for its project financing initiatives, as it moves towards the next stage of its development.

(c)	Anticipated effect of the Transaction on the Corporation's business and affairs

The Transaction confirms to the Corporation the support and embrace of its vision by Pallinghurst, as a long-term investor, while enhancing its business plan with Pallinghurst experience and execution discipline.

(d)	Description of

(i)	The interest in the Transaction of every interested party and of the related parties and associated entities of the interested parties

Pallinghurst, an insider of the Corporation, together with its investors, collectively received 7,500,000 Common Shares for the conversion of the principal amount of the Convertible Bond and Pallinghurst received 220,471 Interest Shares, for a total of 7,720,471 Common Shares.

(ii)	The anticipated effect of the Transaction on the percentage of securities of the Corporation, or of an affiliated entity of the Corporation, beneficially owned or controlled by each person referred to in subparagraph (i) for which there would be a material change in that percentage

Following completion of the Transaction, and distribution to its investors, Pallinghurst is the beneficial owner of a total 11,541,014 Common Shares representing 21% of the issued and outstanding Common Shares of the Corporation. Of these, 5,618,908 Common Shares are held by Pallinghurst Graphite Limited, its wholly owned subsidiary.

(e)	Unless this information will be included in another disclosure document for the Transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the Corporation for the Transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee

At the shareholders' meeting held on August 27, 2020, the Corporation’s shareholders approved Pallinghurst as the controlling shareholder and the transaction authorizing the issuance of the Convertible Bond in the amount of $15 million CAD and the eventual payment of accrued interest in shares of the Corporation. A resolution of the directors of the Corporation was also passed on October 15, 2021 approving the issuance of the Interest Shares. No special committee was established in connection with the Transaction, and no materially contrary view or abstention was expressed or made by any director of the Corporation.

(f)	A summary, in accordance with section 6.5, of the formal valuation, if any, obtained for the Transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the Transaction

Not applicable.

(g)	Disclosure, in accordance with section 6.8, of every prior valuation in respect of the Corporation that relates to the subject matter of or is otherwise relevant to the Transaction

(i)	that has been made in the 24 months before the date of the material change report

Not applicable.

(ii)	the existence of which is known, after reasonable inquiry, to the Corporation or to any director or senior officer of the Corporation

Not applicable.

(h)	General nature and material terms of any agreement entered into by the Corporation, or a related party of the Corporation, with an interested party or a joint actor with an interested party, in connection with the Transaction

Except for the Transaction described in this material change report, the Corporation did not enter into any agreement with an interested party or a joint actor with an interested party in connection with the Transaction. To the Corporation’s knowledge, no related party to the Corporation entered into any agreement with an interested party or a joint actor with an interested party, in connection with the Transaction.

(i)	Disclosure of the formal valuation and minority approval exemptions, if any, on which the Corporation is relying under sections 5.5 and 5.7, respectively, and the facts supporting reliance on the exemptions

The payment of interest in the form of Interest Shares of the Corporation takes place in favour of Pallinghurst, a holder of more than 10% of the securities of the Corporation, which constitutes a “transaction with a related party” within the meaning of Regulation 61-101. However, the directors of the Corporation have determined that the exemptions from the official valuation obligation and the approval of minority holders, provided for in sections 5.5 a) and 5.7 1) a) of Regulation 61-101 respectively, may be invoked as neither the fair market value of the shares issued to this insider nor the fair market value of the consideration exceed 25% of the market capitalization of the Corporation. No director of the Corporation has expressed a contrary opinion or disagreement in connection with the foregoing.

The Corporation did not file a material change report in respect of the Transaction at least 21 days prior to the closing of the Transaction, due to the fact that the terms of the issuance of the Interest Shares were not determined in order to complete the Transaction.

3.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

4.	Omitted Information

Not applicable.

5.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo
Chief Legal Officer and Corporate Secretary
Telephone: (450) 757-8905 #405

6.	Date of Report

October 28, 2021